FRANKLIN TEMPLETON INVESTMENTS

One Franklin Parkway

San Mateo, CA 94403

December 31, 2013

Via EDGAR Transmission

Karen Rossotto, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Subject:            Franklin Alternative Strategies Fund (“Registrant”)

(File Nos. 811-22641, 333-189667)

Dear Ms. Rossotto:

On behalf of Registrant, below are Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were provided to Kristin H. Ives, Esq. on December 4, 2013 with regard to Post-Effective Amendment No. 1 under the Securities Act of 1933 (“1933 Act”) and Amendment No. 10 under the Investment Company Act of 1940 (“1940 Act”) to Registrant’s Registration Statement on Form N-1A filed with the Commission on October 18, 2013 (the “Amendment”).  The Amendment was filed in order to register shares of the Franklin Pelagos Commodities Strategy Fund (the “Fund”) under the 1933 Act so that such shares may be offered to the public.  Each comment from the Staff is summarized below, followed by Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Amendment.

General Comments:

1.         Comment:  The EDGAR filing for the Fund provides that the Fund has a “Class R6”; the class identifier for that class, however, provides that the class name is “New Class R6.”  Please fix this inconsistency.

            Response:  The class identifier entitled “New Class R6” has been revised to “Class R6” to match the EDGAR filing.

Prospectus Comments:

1.         Comment:  In the fee table, indent the line items entitled “Other expenses of the Fund” and “Other expenses of the Subsidiary,” which are subcategories of the “Other Expenses” line item.

            Response:  The line items have been indented.

2.         Comment:  In the fee table, confirm whether the “Other expenses of the Subsidiary” line item includes management fees of the Subsidiary or whether such fees are included in the “Management fees” line item.

Ms. Karen Rossotto, Senior Counsel

December 31, 2013

            Response:  Management fees of the Subsidiary are included in the “Other expenses of the Subsidiary” line item.

3.         Comment:  Revise the footnote reference on the “Fee waiver and/or expense reimbursement” line item to footnote 2 from footnote 1 as currently provided.

            Response:  The footnote reference has been so revised.

4.         Comment:  Confirm that showing the fee waiver as a negative in the fee table is a usual practice of Registrant.

Response:  Registrant confirms that fee waivers are shown as negative numbers in the fee tables of other funds in the Franklin Templeton fund complex.

5.         Comment:  If there will be an opportunity for the investment manager to recoup any fees waived under the fee waiver, please disclose the terms of the recoupment here.

Response:  Management does not recoup fees waived under the fee waiver.

6.         Comment:  In the second paragraph under “Principal Investment Strategies,” it states that the “Fund seeks exposure to the commodities markets by investing in commodity-linked derivative instruments including commodity-linked total return swaps….”  The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies by means of a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.  Please review the observations in that letter and revise your disclosure concerning the use and risks of derivatives, as appropriate.  Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act.  See Investment Company Act Release No. 29776 (Aug. 31, 2011).  Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response:  We have reviewed all of the prospectus derivatives-related disclosure in light of the comment above.  We believe that the disclosure provides specific uses and risks regarding derivatives in which the Fund will invest and is consistent with applicable standards.

7.         Comment:  In the second paragraph under “Principal Investment Strategies,” it states that the “principal investment strategies and principal investment techniques of the Fund may be changed without shareholder approval.”  Please confirm that notice will be provided to shareholders as a result of any material changes thereto and that the risks disclosed in the prospectus will be updated, if needed, to be consistent with any such changes.

            Response:  Registrant confirms that notice will be provided to shareholders if there is a material change to the principal investment strategies and principal investment techniques of the Fund.  Registrant also confirms that the risk disclosure will be updated as needed as a result of any such changes.

Ms. Karen Rossotto, Senior Counsel

December 31, 2013

8.         Comment:  Please disclose whether or not the Fund has a policy with respect to the duration or maturity of the investments in its portfolio.  To the extent such policies are principal, also include appropriate risk disclosure.

            Response:  The disclosure in the Fund Details section has been revised to disclose that the Fund does not target a specific duration or maturity for the debt securities in which it invests.

9.         Comment:  If the Fund is subject to Foreign Exposure Risk as disclosed in the “Principal Risks” section, please state the Fund’s foreign exposure in the “Principal Investment Strategies” section.

            Response:  The first sentence in the second paragraph under “Principal Investment Strategies” is revised as follows:  “The Fund seeks exposure to the commodities markets by investing in commodity-linked derivative instruments including commodity-linked total return swaps, commodity futures, commodity index futures and options on commodities and commodity index futures, which may provide exposure to foreign and emerging markets.”

10.       Please address the following issues that are raised by the Fund’s use of the Subsidiary:

      a.   Comment:  Please confirm that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

            Response:  Registrant hereby confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the 1940 Act [1]  and for accounting purposes, the Fund looks through (i.e., disregards the separate corporate existence of the Subsidiary) for purposes of determining the Fund’s compliance with each of the above matters.  As a result, the Subsidiary individually may not be in compliance with each of these provisions – e.g., the Subsidiary does not comply with the disclosure requirements of Section 8(b)(1) because the Subsidiary is not required to be registered as an investment company under the 1940 Act.

      b.   Comment:  Please disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) and as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act.  The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement.

            Response:  As is the case with wholly owned Cayman subsidiaries of other Franklin Templeton funds (the structure of which has been previously reviewed by and discussed with the Staff), the Subsidiary does not comply with every provision of Section 15 of the 1940 Act relating to the form and approval of its investment advisory agreement.  The Subsidiary’s advisory agreement is in writing and precisely describes the compensation to be paid to its investment adviser.  In addition, Registrant confirms that the Subsidiary’s advisory agreement was presented to Registrant’s board of trustees for initial approval at an in-person Board meeting and that the Subsidiary’s advisory agreement will be presented to Registrant’s board of trustees as part of the annual contract renewal process relating to the Fund.  Finally, Registrant undertakes to file the Subsidiary’s investment advisory agreement as an exhibit to its registration statement.

[1]      See, e.g., Templeton Vietnam Opportunities Fund, SEC No-Action Letter (pub. avail. Sept. 10, 1996) and South Asia Portfolio, SEC No-Action Letter (pub. avail. March 12, 1997).

Ms. Karen Rossotto, Senior Counsel

December 31, 2013

      c.   Comment:  Please disclose that the Subsidiary complies with provisions relating to affiliated transactions and custody under Section 17 of the 1940 Act.  Please also identify the custodian of the Subsidiary.

            Response:  As noted above, Registrant hereby confirms that, consistent with the Staff’s guidance in treating wholly owned subsidiaries as disregarded entities for purposes of the various provisions of the 1940 Act and for accounting purposes, the Fund looks through (i.e., disregards the separate corporate existence of the Subsidiary) for purposes of Section 17 of the 1940 Act.  Also, Rule 17a-3 exempts from Section 17(a) of the 1940 Act “[t]ransactions solely between a registered investment company and one or more of its fully-owned subsidiaries….”  The Bank of New York Mellon, the custodian for the Fund, also serves as the custodian for the Subsidiary.  The Bank of New York Mellon meets the requirements of Section 17(f) of the 1940 Act.

      d.   Comment:  As the Fund has not received a private letter ruling from the Internal Revenue Service (“IRS”) regarding the use of the Subsidiary, please disclose the Fund’s basis for determining that the undistributed income it derives from the Subsidiary is qualifying income, such as an opinion of counsel.

            Response:  Registrant believes that it has adequately disclosed the Fund’s basis for determining that the undistributed income it derives from the Subsidiary is qualifying income and cautioned the investor that if the IRS releases guidance or Congress enacts legislation, the Fund could fail to qualify as a regulated investment company and/or the strategy of the Fund could change.

      e.   Comment:  Disclose, as appropriate, whether any of the Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund.  The principal investment strategies and principal risk disclosures of the Fund should reflect aggregate operations of the Fund and the Subsidiary.

            Response:  The Subsidiary’s principal investment strategies and its related risks are the same as those of the Fund with respect to the Fund’s investments in commodity-related investments.  Registrant believes that the principal investment strategies and principal risk disclosures reflect such aggregate operations.

      f.    Comment:  Confirm to us in your response letter that the financial statements of the Subsidiary will be consolidated with those of the Fund.

            Response:  For presentation purposes to shareholders of the Fund, the Subsidiary’s financial statements are consolidated with those of the Fund, consistent with the practice that is permitted by U.S. GAAP and has been explicitly permitted by the Staff of the Commission in Gold Portfolio, No-Action Letter (pub. avail. April 29, 2008).

      g.   Comment:  Confirm to us that: (1) the Subsidiary’s expenses are included in the Fund’s Prospectus fee table; (2) the Subsidiary has designated an agent for service of process in the United States; (3) the Subsidiary has agreed to inspection of the Subsidiary’s books and records by the Staff; and (4) the Subsidiary’s board of directors sign the Fund’s Registration Statement.

Ms. Karen Rossotto, Senior Counsel

December 31, 2013

            Response:  The Subsidiary’s expenses are included in the Fund’s Prospectus fee table.  In addition, the Subsidiary has designated an agent for service of process in the United States.  The Subsidiary has agreed to make the Subsidiary’s books and records available for inspection by the Staff.  The Subsidiary’s sole director does sign the Fund’s Registration Statement.

11.       Comment:  The last paragraph of the “Principal Risks” section states that “[a] description of the Fund's policies and procedures regarding the release of portfolio holdings information is also available in the Fund's SAI” and that the Fund’s “[p]ortfolio holdings information can be viewed [on its website].”  Item 9(d)(ii) of Form N-1A requires the Fund to “[s]tate that a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities is available (i) in the Fund’s SAI; and (ii) on the Fund’s website, if applicable.”

Response:  The Fund does not post a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio securities on its website.  Therefore, there is no disclosure in the Fund’s prospectus to that effect.

12.       Comment:  In the last paragraph under “Management,” it currently states that “[a] discussion regarding the board of trustees approving the Fund’s current investment management contract with Pelagos will be available in the Fund’s next semi-annual report to shareholders.”  Please state, as required by Item 10(a)(1)(iii) of Form N-1A, the period covered by the relevant annual or semi-annual report instead of stating the “next semi-annual report.”

            Response:  The disclosure has been revised as follows: “A discussion regarding the board of trustees approving the Fund’s current investment management contract with Pelagos will be available in the Fund’s semi-annual report to shareholders for the six-month period ended November 30.”

13.       Comment:  Please confirm that derivatives will be valued at market price, which may be fair valued, and not notional value for purposes of calculating the Fund’s net asset value.

Response:  Derivative instruments are valued at market price, which may be fair valued, and not notional value for purposes of calculating the Fund’s net asset value.

SAI Comments:

1.                Comment:  Under “Glossary of Investments, Techniques, Strategies and Their Risks – Commodity-linked instruments,” the Fund states that “[i]nvesting in physical commodities presents unique risks, is speculative and can be extremely volatile.”  The Fund has a fundamental investment policy, however, that it may not “[p]urchase or sell physical commodities, unless acquired as a result of ownership of securities or other instruments and provided that this restriction does not prevent the Fund from (i) purchasing or selling commodity linked derivative instruments … or (ii) investing in securities or other instruments that are linked to or secured by physical commodities or related indices.”  Please clarify the disclosure under “Glossary of Investments, Techniques, Strategies and Their Risks – Commodity-linked instruments” so that it is consistent with the Fund’s fundamental investment policy.

Response:  The disclosure under “Glossary of Investments, Techniques, Strategies and Their Risks – Commodity-linked instruments” has been revised as follows: “Investing in physical commodities through commodity-linked instruments presents unique risks, is speculative and can be extremely volatile.”

Ms. Karen Rossotto, Senior Counsel

December 31, 2013

Please do not hesitate to contact me at (650) 312-2018, or Kristin H. Ives at (215) 564-8048 in my absence, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/STEVEN J. GRAY

Steven J. Gray

Secretary of Registrant

cc:  Kristin H. Ives, Esquire